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                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549


                                    FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                              MMI COMPANIES, INC.
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            (Exact Name of Registrant as Specified in its Charter)



              DELAWARE                                  36-3263253
 -----------------------------------     ---------------------------------------
(State of Incorportion or Organization)    (I.R.S. Employer Identification No.)



540 Lake Cook Road, Deerfield, Illinois                 60015-5290
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(Address of principal executive offices)                (zip code)



If this Form relates to the         If this Form relates to the registration of
registration of a class of debt     class of debt securities and is to become
securities and is effective upon    effective simultaneously with the
filing pursuant to General          effectiveness of a concurrent registration
Instruction A(c)(1), please check   statement under the Securities Act of 1933
the following box. / /              pursuant to General Instruction A(c)(2)
                                    please check the following box. /  /

Securities to be registered pursuant to Section 12(b) of the Act:

                                        Name of each exchange
Title of each class                     on which each class is to
to be so registered:                    be registered:

Preferred Stock Purchase Rights         New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                              None
                              ----
                        (Title of class)
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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

        On June 14, 1997, the Board of Directors of MMI Companies, Inc. (the "Company") adopted a Shareholder Rights Plan, and declared a dividend distribution of one Right for each outstanding share of Common Stock, payable to stockholders of record at the close of business on June 30, 1997 (the "Record Date"). One Right will be attached to each share of Common Stock and each Right will entitle the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $20 per share (the "Preferred Stock") at a purchase price of $75 per Unit (the "Purchase Price"), subject to adjustment. The descripion and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent.

        Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Any shares issued by the Company following the Record Date will bear a legend indicating that the Rights are attached to such Common Stock certificates. Shares issued and owned by stockholders prior to the Record Date will be deemed to have Rights attached. Stockholders should not surrender such certificates for legending. The Rights will separate from the Common Stock upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, Beneficial Ownership of l5% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (a person or group of affiliated or associated persons who has acquired Beneficial Ownership of 15% or more of the outstanding Common Stock of the Company). The earlier of (i) and
(ii) is known as the "Distribution Date." Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 30, 2007, unless earlier redeemed or extended by the Company.

        As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Comrnon Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that any person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive upon exercise Common Stock (or, in certain circumstances,

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

cash, property or other securities of tbe Company) having a value equal to two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, a11 Rights that are or (under certain circumstances specified in the Rights Agreement) were, Beneficially Owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the Flip-in
Events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

        In the event that following the Stock Acquisition Date, (i) the Company engages in a merger or business combination transaction in which the Company is not the surviving corporation; (ii) the Company engages in a merger or business combination transaction in vehich the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged; or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights thich have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the Purchase Price.

        The Purchase Price payable, and tbe number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granfed certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the Current Market Price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock at the close of the last trading date prior to the date of exercise.

        Generally, at any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price. The foregoing notwithstanding, the Rights generally may not be redeemed for one hundred eighty (180) days following a change in a majority of the Board as a result of a proxy contest or consent solicitation.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the acquiring company as set forth above.


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

        Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment shall be made at such time as
           --------  --------
the Rights are not redeemable.

        Only Board action by a majority of Continuing Directors (a member of the Board on June 14, 1997 and certain successors), as defined in the Rights Agreement, can amend or supplement the Rights Agreement or exclude from the definition of Acquiring Person any person receiving Common Stock from the Company in a transaction approved in advance by such Board action.

        As of June 30, 1997, there were 11,641,977 shares of Common Stock of the Company outstanding and 140,376 shares of Common Stock of the Company in the treasury. Each share of Common Stock of the Company outstanding at the close of business on June 30, 1997 will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. 300,000 shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

        The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to negotiate with the Board and to make an offer at a fair price and otherwise in the best interests of the Company and its shareholders as determined by a majority of the Directors who are not affiliated with the person making the offer. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all of the then outstanding Rights at the Redemption Price.

        The Rights Agreement, dated as of June 14, 1997, between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit. A Certificate of Designation, Preferences and Rights setting forth the terms of the Preferred Stock will be filed with the Secretary of State of the State of Delaware on June 30, 1997.


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

ITEM 2. EXHIBITS.

1       Rights Agreement, dated as of June 14, 1997 between MMI Companies,
        Inc. and ChaseMellon Shareholder Services L.L.C., as Rights Agent, including the Form of Certificate of Designation as Exhibit A, the Form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).


                                   SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: June 27, 1997

                                 MMI COMPANIES, INC.


                                By: /s/ PAUL M. ORZECH
                                ----------------------
                                Paul M. Orzech
                                Executive Vice President and
                                Chief Financial Officer


                                 EXHIBIT INDEX

Exhibit         Description
--------        -----------

1 Rights Agreement, dated as of June 14, 1997, between MMI Companies, Inc. and ChaseMellon Shareholder Services L L.C., as Rights Agent, including the Form of Certificate of Designation as Exhibit A, the Form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).


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